SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Contents

Unaudited Interim Condensed Consolidated Statements of Profit or Loss
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss
Unaudited Interim Condensed Consolidated Statements of Financial Position
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
Unaudited Interim Condensed Consolidated Statements of Cash Flows

Independent Auditors' Report

KPMG Auditores Independentes Ltda.

Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent Auditors’ report on review of Interim Condensed Consolidated Financial Statements

To Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated statements of financial position of Nu Holdings Ltd. (“Company”) as at September 30, 2023, the condensed consolidated statements of profit or loss and comprehensive income or loss for the three and nine-month periods then ended, changes in equity and cash flows for the nine-month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34, ‘Interim Financial Reporting’ issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these unaudited interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as of September 30, 2023, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, November 14, 2023.

KPMG Auditores Independentes Ltda.

CRC 2SP-027685/O-0 F SP

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

For the three and nine-month periods ended September 30, 2023 and 2022

(In thousands of U.S. Dollars, except earnings (loss) per share)

		Three-month period ended		Nine-month period ended
	Note	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Interest income and gains (losses) on financial instruments	6	1,732,699	987,248	4,488,378	2,459,704
Fee and commission income	6	404,059	319,619	1,135,687	881,991
Total revenue		2,136,758	1,306,867	5,624,065	3,341,695
Interest and other financial expenses	6	(537,649)	(459,889)	(1,431,287)	(1,140,392)
Transactional expenses	6	(56,774)	(44,475)	(152,349)	(126,959)
Credit loss allowance expenses	7	(627,506)	(375,474)	(1,692,735)	(989,688)
Total cost of financial and transactional services provided		(1,221,929)	(879,838)	(3,276,371)	(2,257,039)
Gross profit		914,829	427,029	2,347,694	1,084,656

Operating expenses
Customer support and operations	8	(127,295)	(90,249)	(348,419)	(229,523)
General and administrative expenses	8	(264,264)	(261,778)	(757,553)	(736,391)
Marketing expenses	8	(46,483)	(38,103)	(99,678)	(101,919)
Other expenses (income)	8	(65,242)	(31,792)	(162,893)	(103,979)
Total operating expenses		(503,284)	(421,922)	(1,368,543)	(1,171,812)

Profit (loss) before income taxes		411,545	5,107	979,151	(87,156)

Income taxes
Current taxes	29	(307,248)	(106,819)	(776,183)	(302,120)
Deferred taxes	29	198,739	109,545	466,685	322,255
Total income taxes		(108,509)	2,726	(309,498)	20,135

Profit (loss) for the period		303,036	7,833	669,653	(67,021)
Profit (loss) attributable to shareholders of the parent company		303,036	7,833	669,653	(66,965)
Profit (loss) attributable to non-controlling interests		-	-	-	(56)

Earnings (loss) per share – Basic	9	0.0638	0.0017	0.1416	(0.0143)
Earnings (loss) per share – Diluted	9	0.0624	0.0016	0.1381	(0.0143)
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,752,303	4,683,835	4,730,812	4,671,761
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,856,845	4,824,031	4,848,203	4,671,761

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss

For the three and nine-month periods ended September 30, 2023 and 2022

(In thousands of U.S. Dollars)

		Three-month period ended		Nine-month period ended
	Note	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Profit (loss) for period		303,036	7,833	669,653	(67,021)

Other comprehensive income or loss:
Effective portion of changes in fair value		11,729	8,088	27,414	(18,156)
Changes in fair value reclassified to profit or loss		6,811	3,529	(8,612)	9,404
Deferred income taxes		(4,222)	233	1,160	3,501
Cash flow hedge	19	14,318	11,850	19,962	(5,251)

Changes in fair value		2,903	(10,421)	11,407	(26,978)
Deferred income taxes		(2,259)	62	(3,052)	(2,985)
Financial assets at fair value through other comprehensive income		644	(10,359)	8,355	(29,963)

Currency translation on foreign entities		(112,323)	(37,457)	138,892	(23,440)

Total other comprehensive income that may be reclassified to profit or loss subsequently		(97,361)	(35,966)	167,209	(58,654)

Changes in fair value - own credit adjustment	20	(19)	(160)	49	3,169
Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently		(19)	(160)	49	3,169
Total other comprehensive income (loss), net of tax		(97,380)	(36,126)	167,258	(55,485)
Total comprehensive income (loss) for the period, net of tax		205,656	(28,293)	836,911	(122,506)
Total comprehensive income (loss) attributable to shareholders of the parent company		205,656	(28,293)	836,911	(122,450)
Total comprehensive income (loss) attributable to non-controlling interests		-	-	-	(56)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(In thousands of U.S. Dollars)

	Note	09/30/2023	12/31/2022

Assets
Cash and cash equivalents	11	3,213,627	4,172,316
Financial assets at fair value through profit or loss		119,176	133,643
Securities	12	103,319	91,853
Derivative financial instruments	19	15,541	41,485
Collateral for credit card operations	22	316	305
Financial assets at fair value through other comprehensive income		8,605,769	9,947,138
Securities	12	8,605,769	9,947,138
Financial assets at amortized cost		20,857,390	13,684,484
Credit card receivables	13	10,495,524	8,233,072
Loans to customers	14	2,689,978	1,673,440
Compulsory and other deposits at central banks	15	5,849,454	2,778,019
Other receivables	16	1,600,735	521,670
Other financial assets		172,026	478,283
Securities	12	49,673	-
Other assets	17	807,622	541,903
Deferred tax assets	29	1,352,275	811,050
Right-of-use assets		26,027	18,982
Property, plant and equipment		35,932	27,482
Intangible assets	18	277,919	182,164
Goodwill	18	397,505	397,397
Total assets		35,693,242	29,916,559

6

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(In thousands of U.S. Dollars)

	Note	09/30/2023	12/31/2022
Liabilities
Financial liabilities at fair value through profit or loss		214,758	218,174
Derivative financial instruments	19	52,775	9,425
Instruments eligible as capital	20	3,716	11,507
Repurchase agreements		158,267	197,242
Financial liabilities at amortized cost		28,037,940	23,448,892
Deposits	21	19,117,216	15,808,541
Payables to network	22	7,834,854	7,054,783
Borrowings and financing	23	1,085,870	585,568
Salaries, allowances and social security contributions		163,895	90,587
Tax liabilities		848,679	511,017
Lease liabilities		32,043	20,353
Provision for lawsuits and administrative proceedings	24	5,355	17,947
Deferred income	25	61,232	41,688
Deferred tax liabilities	29	75,220	41,118
Other liabilities	26	364,802	636,000
Total liabilities		29,803,924	25,025,776

Equity
Share capital	30	84	83
Share premium reserve	30	4,971,814	4,963,774
Accumulated gains	30	887,813	64,577
Other comprehensive income (loss)	30	29,607	(137,651)
Total equity		5,889,318	4,890,783
Total liabilities and equity		35,693,242	29,916,559

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

7

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2023 and 2022

(In thousands of U.S. Dollars)

					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2022		83	4,963,774	64,577	(108,356)	(7,486)	(22,298)	489	4,890,783
Profit for the nine-month period		-	-	669,653	-	-	-	-	669,653
Share-based compensation, net of shares withheld for employee taxes	10	-	-	132,050	-	-	-	-	132,050
Shares issued to service providers	30 / 34	-	-	21,533	-	-	-	-	21,533
Shares issued	30	1	(1)	-	-	-	-	-	-
Stock options exercised		-	8,041	-	-	-	-	-	8,041
Other comprehensive income or loss, net of tax	30
Cash flow hedge		-	-	-	-	19,962	-	-	19,962
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	8,355	-	8,355
Currency translation on foreign entities		-	-	-	138,892	-	-	-	138,892
Own credit adjustment		-	-	-	-	-	-	49	49
Balances as of September 30, 2023		84	4,971,814	887,813	30,536	12,476	(13,943)	538	5,889,318

8

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2021		83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541
Loss for the nine-month period		-	-	(66,965)	-	-	-	-	(66,965)	(56)	(67,021)
Share-based compensation, net of shares withheld for employee taxes	10	-	-	149,498	-	-	-	-	149,498	-	149,498
Stock options exercised		-	3,918	-	-	-	-	-	3,918	-	3,918
Shares issued on business acquisition	34	-	36,671	-	-	-	-	-	36,671	-	36,671
Shares issued on IPO over-allotment	30	-	247,998	-	-	-	-	-	247,998	-	247,998
Transactions costs from IPO over-allotment		-	(3,985)	-	-	-	-	-	(3,985)	-	(3,985)
Loss of control of subsidiary		-	-	-	-	-	-	-	-	(1,453)	(1,453)
Other comprehensive income or loss, net of tax
Cash flow hedge		-	-	-	-	(5,251)	-	-	(5,251)	-	(5,251)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	(29,963)	-	(29,963)	-	(29,963)
Currency translation on foreign entities		-	-	-	(23,440)	-	-	-	(23,440)	-	(23,440)
Own credit adjustment		-	-	-	-	-	-	3,169	3,169	-	3,169
Balances as of September 30, 2022		83	4,963,187	(45,876)	(134,376)	(3,764)	(28,222)	1,650	4,752,682	-	4,752,682

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statement

9

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine-month period ended September 30, 2023 and 2022

(In thousands of U.S. Dollars)

	Note	09/30/2023	09/30/2022

Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Profit (loss) for the nine-month period		669,653	(67,021)
Adjustments:
Depreciation and amortization	8	46,350	25,699
Credit loss allowance expenses	7	1,784,854	1,009,827
Deferred income taxes	29	(466,685)	(322,255)
Provision for lawsuits and administrative proceedings		3,470	(1,382)
Unrealized losses (gains) on other investments		21,720	(5,067)
Unrealized losses (gains) on financial instruments		42,995	14,063
Interest accrued		68,843	21,877
Share-based compensation		168,970	188,525
Others		14,025	5,879
		2,354,195	870,145

Changes in operating assets and liabilities:
Securities		1,279,337	(749,991)
Compulsory deposits and others at central banks		(3,087,936)	(972,188)
Credit card receivables		(5,060,879)	(3,502,428)
Loans to customers		(2,453,595)	(1,548,747)
Other receivables		(1,086,236)	(349,558)
Other assets		33,994	(210,427)
Deposits		3,326,450	4,611,994
Payables to network		943,798	1,067,635
Deferred income		19,649	6,110
Other liabilities		632,384	423,586

Interest paid		(64,962)	(20,295)
Income tax paid		(532,231)	(259,605)
Interest received		2,255,730	1,160,989
Cash flows (used in) generated from operating activities		(1,440,302)	527,220

10

	Note	09/30/2023	09/30/2022

Cash flows from investing activities
Acquisition of property, plant and equipment		(15,453)	(11,396)
Acquisition of intangible assets		(130,683)	(75,220)
Acquisition of subsidiary, net of cash acquired		-	(10,346)
Acquisition of securities - equity instruments		-	(2,500)
Cash flow (used in) generated from investing activities		(146,136)	(99,462)

Cash flows from financing activities
Issuance of shares for over-allotment in IPO		-	247,998
Transactions costs for over-allotment in IPO		-	(3,985)
Payments of securitized borrowings		-	(10,633)
Proceeds from borrowings and financing	23	459,154	353,093
Payments of borrowings and financing	23	(46,339)	(38,208)
Lease payments		(5,535)	(3,394)
Exercise of stock options	30	8,041	3,918
Cash flows (used in) generated from financing activities		415,321	548,789
Change in cash and cash equivalents		(1,171,117)	976,547

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	4,172,316	2,705,675
Foreign exchange rate changes on cash and cash equivalents		212,428	10,571
Cash and cash equivalents - end of the period	11	3,213,627	3,692,793
Increase (decrease) in cash and cash equivalents		(1,171,117)	976,547

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

11

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with clients.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of September 30, 2023, its significant operating subsidiaries were:

●	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, and participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products: (i) a Mastercard international credit card (issued in Brazil which allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) "Conta do Nubank", a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account, such as electronic and peer-to-peer transfers, bill payments, withdrawals through the 24 Hours ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through "Conta do Nubank", directly in the app. Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit, and accepts on-demand and fixed term deposits from customers.
●	Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer.
●	Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM") is an indirect subsidiary that executes securities brokerage activities in Brazil.
●	Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera") is an indirect subsidiary domiciled in Mexico. Nu Financiera is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account and offers customers in México the possibility to obtain loans, in addition to offering "Nu Cuenta", a 100% digital account. It commenced operations in the Mexican market in November 2022 and officially launched in December 2022. The credit card and "Nu Cuenta"

12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023 have similar characteristics to the Brazilian operation: (i) an international credit card, with no annual fee, under the Mastercard banner, 100% managed by a digital app on a smartphone and (ii) a maintenance-free prepaid account, which also includes features of a traditional bank account, such as electronic and peer-to-peer transfers, bill payments, withdrawals through the 24 Hours ATM.

●	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020. On August 10, 2022, the Financial Superintendence of Colombia ("SFC") approved the Group's request to incorporate a financing company in Colombia, Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") ("Incorporation License"). Nu Colombia Financiamiento requested the license to operate as a financial company, which is still pending approval. If the request is approved, it will enable Nu Colombia to offer deposit products in the future, amongst other financial products.

The Company and its consolidated subsidiaries are referred to in these unaudited interim condensed consolidated financial statements as the “Group” or "Nu”.

The business plan of Nu provides for the continued growth of its Brazilian, Mexican, and Colombian operations, not only related to existing businesses, such as credit cards, personal loans, investments, and insurance, but also complemented by the launch of new products. Accordingly, these unaudited interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

The business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, the Group benefited from a higher volume of transactions and related revenue in the fourth quarter of the year due to the holiday season. However, the growth has masked this seasonality in the past, and this may become more pronounced in the future.

The Company’s Board authorized the issuance of these unaudited interim condensed consolidated financial statements on November 14, 2023.

a) Level III BDRs Program discontinuation

On June 28, 2023 the Securities and Exchange Commission of Brazil ("CVM") Collegiate approved the plan for the discontinuance of the Company's Level III BDRs Program and the cancellation of the Company's registration with the CVM as a foreign public issuer of category "A" securities. The Definition Period for Level III BDRs holders to make their choices among the possible alternatives within the scope of the discontinuity plan was closed on August 11, 2023, and the sale of the Class A Common Shares underlying the BDRs that were held by the holders of the BDRs that, within the scope of the Level III BDRs Program Discontinuance plan, were directed to the Sale Procedures, ended on August 21, 2023.

On September 22, 2023 the Company submitted a request to CVM to cancel the registration of the Level III BDRs Program and, consequently, to cancel Company's registry as a foreign issuer before CVM. On October 31, 2023 the cancellation was approved by CVM.

b) Nucoin

In February of 2023, Nu commenced the distribution of Nucoin, the native blockchain token issued by the Company, designed to support a loyalty network known as the "Nucoin Network'' between Nu and its customers. The long-term objective for Nu is to onboard other sponsoring companies, referred to as

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

"Sponsors", who commit to adopting Nucoin as their loyalty program. These Sponsors will be entitled to a certain number of Nucoins to distribute to their own customer base and will be required to provide incentives and benefits to Nucoin holders, thereby fostering network adoption and enhancing the utility of Nucoin within the community.

As of September 30, 2023, the Company had a provision of US$8,933 due its commitment to sponsor the liquidity poll pertaining to Nucoins.

2. STATEMENT OF COMPLIANCE

These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS”) as issued by the International Accounting Standard Board (“IASB”). However, selected condensed explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Company’s financial position and performance since the issuance of its last annual financial statements.

The Group’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by IASB. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2022 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

The presentation of the functional currency and foreign currency translation disclosed in note 2a of the Annual Financial Statements remain valid for these unaudited interim condensed consolidated financial statements.

The functional currency for Nu Holdings and the presentation currency of these unaudited interim condensed consolidated financial statements is the U.S. Dollar (“US$”). The functional currency of the Brazilian operating entities is the Brazilian real, for the Mexican entities, Mexican peso and for the Colombian entities, the Colombian peso.

The financial statements of the foreign subsidiaries held in functional currencies that are not US$ are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ are recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

b) New or revised accounting pronouncements adopted in 2023

The following new or revised standards have been issued by IASB, were effective for the period covered by these unaudited interim condensed consolidated financial statements, and had no significant impact.

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);
●	Definition of Accounting Estimates (Amendments to IAS 8); and
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12).

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

c) Other new standards and interpretations not yet effective

●	Non-current Liabilities with Covenants (Amendments to IAS 1).

Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures, on the consolidated financial statements.

3. BASIS OF CONSOLIDATION

These unaudited interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the unaudited interim condensed consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared in the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income or loss are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these unaudited interim condensed consolidated financial statements:

Entity	Control	Principal activities	Functional currency	Country	09/30/2023	12/31/2022
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM")	Indirect	Securities distribution	BRL	Brazil	100%	100%
Nu Invest Corretora de Valores S.A ("Nu Invest")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu Pay for Business Instituição de Pagamentos Ltda. ("Nu Pay")	Indirect	Payment hub	BRL	Brazil	100%	100%
Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera")	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%
Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100%	100%

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

In addition, the Company consolidated the following investment fund for September 30, 2023 and December 31, 2022, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the entity:

Name of the entity	Country
Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI (“Fundo Ostrum”)	Brazil

Nu Pagamentos, Nu Financeira, Nu DTVM, Nu Invest and Nu Pay, Brazilian subsidiaries, are regulated by Central Bank of Brazil (“BACEN”), Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera"), a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Banking and Stock Commission (“CNBV”) and Nu Colombia, a Colombian subsidiary, is regulated by Industry and Commerce Superintendency, and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group.

4. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Group in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted and disclosed in the Annual Financial Statements and therefore should be read in conjunction.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates, and estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2023 were the same as those adopted in the Annual Financial Statements.

Credit losses on financial instruments

The Group recognizes a loss allowance for expected credit losses on credit cards, loans receivables that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses ("ECL") allowance methodology are:

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

a)	Definition of default;
b)	Forward-looking information used for the projection of macroeconomic scenarios;
c)	Probability weights of future scenarios;
d)	Definition of significant increase in credit risk and lifetime; and
e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On September 30, 2023, the probability weighted ECL allowance for credit card and lending totaled US$2,252,390 of which US$1,851,062 related to credit card operations and US$401,328 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the credit loss allowance is determined based on the weighted average of these scenarios. The table below illustrates the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and lending ECL	2,252,390	2,114,749	2,236,227	2,457,604

6. INCOME AND RELATED EXPENSES

a) Interest income and gains (losses) on financial instruments

	Three-month period ended		Nine-month period ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Interest income – credit card	679,746	262,207	1,721,297	672,263
Interest income - lending	453,415	250,443	1,093,440	672,625
Interest income – other assets at amortized cost	236,609	129,556	582,218	265,951
Interest income – other receivables	111,465	50,162	295,045	105,650
Interest income and gains (losses) on financial instruments at fair value	251,464	294,880	796,378	743,215
Financial assets at fair value	257,323	308,569	774,276	767,933
Other	(5,859)	(13,689)	22,102	(24,718)
Total interest income and gains (losses) on financial instruments	1,732,699	987,248	4,488,378	2,459,704

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

The interest income presented above from credit card, lending, other assets at amortized cost and other receivables represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises interest and the fair value changes on financial assets at fair value.

b) Fee and commission income

	Three-month period ended		Nine-month period ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Interchange fees	302,504	244,229	845,688	658,172
Late fees	46,874	17,917	126,099	64,133
Recharge fees	7,706	21,383	40,459	56,572
Rewards revenue	6,444	5,433	17,645	17,787
Other fee and commission income	40,531	30,657	105,796	85,327
Total fee and commission income	404,059	319,619	1,135,687	881,991

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprise the selling price of telecom prepaid credits to customers, net of acquisition costs.

c) Interest and other financial expenses

	Three-month period ended		Nine-month period ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Interest expense on deposits	463,685	430,356	1,259,874	1,040,415
Other interest and similar expenses	73,964	29,533	171,413	99,977
Interest and other financial expenses	537,649	459,889	1,431,287	1,140,392

d) Transactional expenses

	Three-month period ended		Nine-month period ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Bank slip costs	6,071	7,299	18,355	23,754
Rewards expenses	15,376	10,487	41,209	31,526
Credit and debit card network costs	13,875	15,272	40,726	38,181
Other transactional expenses	21,452	11,417	52,059	33,498
Total transactional expenses	56,774	44,475	152,349	126,959

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

7. CREDIT LOSS ALLOWANCE EXPENSES

	Three-month period ended		Nine-month period ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Net increase of loss allowance (note 13)	496,737	231,693	1,362,996	624,373
Recovery	(39,048)	(8,516)	(71,125)	(18,270)
Credit card receivables	457,689	223,177	1,291,871	606,103

Net increase of loss allowance (note 14)	178,070	152,949	418,611	385,454
Recovery	(11,500)	(652)	(20,994)	(1,869)
Loans to customers	166,570	152,297	397,617	383,585

Net increase of loss allowance (note 16)	1,367	-	1,367	-
Recovery	-	-	-	-
Other receivables	1,367	-	1,367	-

Other financial assets allowance expenses	1,880	-	1,880	-
Securities	1,880	-	1,880	-
Total	627,506	375,474	1,692,735	989,688

8. OPERATING EXPENSES

	Three-month period ended 09/30/2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses (income)	Total

Infrastructure and data processing costs	44,332	38,767	-	-	83,099
Credit analysis and collection costs	25,554	10,559	-	-	36,113
Customer services	20,001	1,852	-	-	21,853
Salaries and associated benefits	19,957	72,339	5,717	-	98,013
Credit and debit card issuance costs	8,108	14,597	-	-	22,705
Share-based compensation (note 10)	1,551	70,929	644	-	73,124
Specialized services expenses	-	26,367	-	-	26,367
Other personnel costs	4,032	10,971	610	-	15,613
Depreciation and amortization	3,722	15,472	-	-	19,194
Marketing expenses	-	-	39,512	-	39,512
Others (i)	38	2,411	-	65,242	67,691
Total	127,295	264,264	46,483	65,242	503,284

(i) "Others" mainly includes federal taxes on financial income, taxes related to international transactions and foreign exchange rate variation.

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

	Three-month period ended 09/30/2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses (income)	Total

Infrastructure and data processing costs	37,521	42,167	-	-	79,688
Credit analysis and collection costs	15,358	11,020	-	-	26,378
Customer services	17,697	2,534	-	-	20,231
Salaries and associated benefits	11,891	73,827	4,063	-	89,781
Credit and debit card issuance costs	4,313	13,144	-	-	17,457
Share-based compensation (note 10)	-	78,857	-	-	78,857
Specialized services expenses	-	7,141	-	-	7,141
Other personnel costs	2,357	12,402	442	-	15,201
Depreciation and amortization	1,074	6,537	-	-	7,611
Marketing expenses	-	-	33,598	-	33,598
Others (i)	38	14,149	-	31,792	45,979
Total	90,249	261,778	38,103	31,792	421,922

(i) "Others" mainly includes federal taxes on financial income, taxes related to international transactions and foreign exchange rate variation.

	Nine-month period ended 09/30/2023
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses (income)	Total

Infrastructure and data processing costs	130,269	126,587	-	-	256,856
Credit analysis and collection costs	63,994	28,908	-	-	92,902
Customer services	59,405	5,700	-	-	65,105
Salaries and associated benefits	55,937	207,791	15,853	-	279,581
Credit and debit card issuance costs	17,038	41,414	-	-	58,452
Share-based compensation (note 10)	1,551	197,021	644	-	199,216
Specialized services expenses	-	42,298	-	-	42,298
Other personnel costs	11,642	32,527	1,731	-	45,900
Depreciation and amortization	8,477	37,873	-	-	46,350
Marketing expenses	-	-	81,450	-	81,450
Others (i)	106	37,434	-	162,893	200,433
Total	348,419	757,553	99,678	162,893	1,368,543

(i) "Others" mainly includes federal taxes on financial income, taxes related to international transactions and foreign exchange rate variation.

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

	Nine-month period ended 09/30/2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses (income)	Total

Infrastructure and data processing costs	86,377	105,250	-	-	191,627
Credit analysis and collection costs	35,766	30,742	-	-	66,508
Customer services	56,764	7,255	-	-	64,019
Salaries and associated benefits	32,247	215,244	11,002	-	258,493
Credit and debit card issuance costs	10,707	35,346	-	-	46,053
Share-based compensation (note 10)	-	217,650	-	-	217,650
Specialized services expenses	-	26,303	-	-	26,303
Other personnel costs	5,075	29,577	975	-	35,627
Depreciation and amortization	2,455	23,244	-	-	25,699
Marketing expenses	-	-	89,942	-	89,942
Others (i)	132	45,780	-	103,979	149,891
Total	229,523	736,391	101,919	103,979	1,171,812

(i) "Others" mainly includes federal taxes on financial income, taxes related to international transactions and foreign exchange rate variation.

9. EARNINGS (LOSS) PER SHARE

	Three-month period ended		Nine-month period ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022

Earnings (loss) attributable to shareholders of the parent company	303,036	7,833	669,653	(66,965)
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,752,267	4,683,799	4,730,776	4,671,725
Adjustment for the basic earnings per shares:
Deferred M&A shares that will be issued solely based on the passage of time	36	36	36	36
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,752,303	4,683,835	4,730,812	4,671,761
Adjustment for the diluted earnings per share:
Share based payment	101,000	134,465	111,311	-
Business acquisition	3,542	5,731	6,080	-
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,856,845	4,824,031	4,848,203	4,671,761
Earnings (loss) per share – basic (US$)	0.0638	0.0017	0.1416	(0.0143)
Earnings (loss) per share – diluted (US$)	0.0624	0.0016	0.1381	(0.0143)
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	1,659	-	3,386	302,342

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs and RSUs described in note 10), or satisfaction of specific business combination conditions. The effects of the potential antidilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted EPS if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares, for the periods presenting negative results, correspond to the total number of shares that could be converted into ordinary shares.

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

10. SHARE-BASED PAYMENTS

Share-settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company. The Awards issued in 2021 were canceled at the end of 2022. RSUs incentive was implemented in 2020 and is the main incentive since then.

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

	Nine-month period ended
SOPs	09/30/2023	WAEP (US$)	09/30/2022	WAEP (US$)

Outstanding on January 1	101,276,327	0.72	143,889,439	0.50
Exercised during the period	(34,164,203)	0.20	(34,295,264)	0.12
Forfeited during the period	(2,121,846)		(4,996,572)
Outstanding on September 30	64,990,278	0.98	104,597,603	0.71
Exercisable on September 30	56,209,172	0.86	80,856,134	0.51

	Nine-month period ended
RSUs	09/30/2023	WAGDFV (US$)	09/30/2022	WAGDFV (US$)

Outstanding on January 1	72,401,895	5.46	80,924,937	4.82
Granted during the period	34,148,933	4.78	28,591,823	5.59
Vested during the period	(22,138,817)	4.40	(18,894,329)	3.65
Forfeited during the period	(11,230,053)		(8,186,571)
Outstanding on September 30	73,181,958	5.49	82,435,860	5.34

The following tables present the total amount of share-based compensation expense for the three and nine-month periods ended September 30, 2023 and 2022, and the provision for taxes as of September 30, 2023 and December 31, 2022

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

	Three-month period ended		Nine-month period ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022

SOP and RSU expenses and related corporate and social security taxes expenses	62,516	27,496	197,374	87,173
RSUs and SOPs grant - business combination	3,756	14,931	11,185	31,154
Awards expenses and related taxes	4,970	36,517	14,862	98,120
Fair value adjustment - hedge of corporate and social security taxes (note 19)	1,882	(87)	(24,205)	1,203
Total share-based compensation expenses (note 8)	73,124	78,857	199,216	217,650

Equity share-based compensation, net of shares withheld for employee taxes	38,035	89,821	132,050	149,498

	09/30/2023	12/31/2022
Liability provision for taxes presented as salaries, allowances and social security contributions	58,524	32,554

11. CASH AND CASH EQUIVALENTS

	09/30/2023	12/31/2022

Voluntary deposits at central banks	1,452,450	2,451,150
Bank balances	1,209,723	1,506,727
Short-term investments	546,734	153,743
Reverse repurchase agreement in foreign currency	4,707	59,519
Other cash and cash equivalents	13	1,177
Total	3,213,627	4,172,316

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

The reverse repurchase agreements and short-term investments are mainly in Brazilian Reais, and the average rate of remuneration as of September 30, 2023 and December 31, 2022, was 100% and 99% of the Brazilian CDI rate, respectively, which is set daily and represents the average rate at which Brazilian banks were willing to borrow/lend to each other for one day.

Voluntary deposits at central banks are deposits made by the Brazilian subsidiaries at the Central Bank of Brazil, the average rate of remuneration as of September 30, 2023 and December 31, 2022, was 100% of the Brazilian CDI rate, with daily maturity.

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	09/30/2023					12/31/2022
			Maturities
Financial instruments at FVTPL	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds
Brazil	172	182	-	-	182	163
Total government bonds	172	182	-	-	182	163

Corporate bonds and other instruments
Bill of credit (LC)	6	6	-	6	-	138
Certificate of bank deposits (CDB)	1,346	1,319	-	862	457	3,712
Real estate and agribusiness letter of credit	138	138	-	38	100	1,197
Corporate bonds and debentures	16,981	16,506	-	-	16,506	46,680
Equity instrument (i)	12,446	22,010	22,010	-	-	22,082
Investment funds	11,976	11,976	11,976	-	-	-
Time deposit	50,192	51,162	-	51,162	-	905
Real estate and agribusiness certificate of receivables	22	20	-	-	20	16,976
Total corporate bonds and other instruments	93,107	103,137	33,986	52,068	17,083	91,690
Total financial instruments at FVTPL	93,279	103,319	33,986	52,068	17,265	91,853

	09/30/2023		12/31/2022
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	108,283	21,510	334,783	63,401
U.S. Dollars	59,794	59,794	6,370	6,370
Others (i)	6,714,005	22,015	1,826,954	22,082
Total		103,319		91,853

(i) Refers to an investment in Jupiter, a neobank for consumers in India, and an investment in Din Global ("dBank"), a Pakistani fintech company. As of September 30, 2023, the total fair value of these investments corresponded to US$22,010 (US$22,082 on December 31, 2022), classified as level 3 in the fair value hierarchy, as described in note 28.

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	09/30/2023					12/31/2022
			Maturities
Financial instruments at FVTOCI	Amortized Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	7,015,191	7,025,975	-	82,692	6,943,283	8,222,115
United States of America	136,728	133,790	-	-	133,790	171,184
Mexico	1,484	1,356	-	-	1,356	1,382
Total government bonds	7,153,403	7,161,121	-	82,692	7,078,429	8,394,681

Corporate bonds and other instruments
Corporate bonds and debentures	1,131,425	1,113,859	-	140,083	973,776	788,948
Investment funds	60,848	60,848	5,096	-	55,752	302,779
Time deposit	253,566	250,998	-	250,998	-	445,531
Real estate and agribusiness certificate of receivables	18,794	18,943	-	-	18,943	15,199
Total corporate bonds and other instruments	1,464,633	1,444,648	5,096	391,081	1,048,471	1,552,457
Total financial instruments at FVTOCI	8,618,036	8,605,769	5,096	473,773	8,126,900	9,947,138

	09/30/2023		12/31/2022
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	37,544,660	7,458,068	45,527,868	8,622,049
U.S. Dollars	1,146,345	1,146,345	1,323,707	1,323,707
Others	23,625	1,356	26,949	1,382
Total		8,605,769		9,947,138

(i) Includes US$120,950 (US$2,252,464 on December 31, 2022) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$115,735 (US$160,485 on December 31, 2022). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 28.

The Group has corporate bonds and debentures classified as FVTOCI for which ECL measured for the nine-month period ended September 30, 2023 was US$1,880, as shown in note 7 and the exposure was classified as Stage 1. There was no transfer between stages during the nine-month period ending on September 30, 2023.

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

c) Financial instruments at amortized cost

	09/30/2023				12/31/2022
		Maturities
Financial instruments at amortized cost	Amortized Cost	No maturity	Up to 12 months	Over 12 months	Amortized Cost
Sovereign bonds
Sovereign bonds (i)	49,673	-	49,673	-	-
Total sovereign bonds	49,673	-	49,673	-	-
Total financial instruments at amortized cost	49,673	-	49,673	-	-

	09/30/2023		12/31/2022
	Amounts in		Amounts in
Financial instruments at amortized cost	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	250,059	49,673	-	-
Total		49,673		-

(i) Refers to an investment in sovereign bonds with the intention to collect contractual cash flows.

13. CREDIT CARD RECEIVABLES

Composition of receivables

	09/30/2023	12/31/2022

Receivables - current (i)	5,379,105	4,236,235
Receivables - installments (i)	5,929,930	4,259,979
Receivables - revolving (ii)	1,007,120	770,011
Total receivables	12,316,155	9,266,225
Fair value adjustment - portfolio hedge (note 19)	23	(51)
Total	12,316,178	9,266,174

Credit card ECL allowance
Presented as deduction of receivables	(1,820,654)	(1,033,102)
Presented as "Other liabilities" (note 26)	(30,408)	(17,566)
Total credit card ECL allowance	(1,851,062)	(1,050,668)
Receivables, net	10,465,116	8,215,506
Total receivables presented as assets	10,495,524	8,233,072

(i) "Receivables - current" is related to purchases, withdrawals, payment slips ("boleto") and PIX (BACEN instant payments) financing made by customers in a single installment and due on the next credit card billing date. "Receivables - installments” is related to purchases in installments. Credit card receivables can be paid by Nu's clients in up to 12, 24 and 36 monthly installments in Brazil, Mexico and Colombia, respectively. The

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023 cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder's subsequent monthly credit card statement. Brazil makes the corresponding payments to the credit card network (see note 22) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables - installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate ("fatura parcelada"), in addition to bill financing, which comprise bills paid in installments through the credit card, banking payment slips ("boleto") and PIX financing in more than one installment.

(ii) "Receivables - revolving" is related to the amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months are mandatorily converted into fatura parcelada - a type of installment loan which is settled through the customer’s monthly credit card bills.

a) Breakdown by maturity

	09/30/2023		12/31/2022
	Amount	%	Amount	%
Receivables not overdue due in:
<= 30 days	5,408,231	43.9%	4,036,414	43.5%
30 < 60 days	2,047,905	16.6%	1,604,056	17.3%
> 60 days	3,546,283	28.8%	2,823,966	30.5%
Total receivables not overdue	11,002,419	89.3%	8,464,436	91.3%

Receivables overdue by:
<= 30 days	381,494	3.1%	237,531	2.6%
30 < 60 days	144,601	1.2%	91,604	1.0%
60 < 90 days	113,896	0.9%	74,917	0.8%
> 90 days	673,745	5.5%	397,737	4.3%
Total receivables overdue	1,313,736	10.7%	801,789	8.7%
Total	12,316,155	100.0%	9,266,225	100.0%

Overdue installments consist mainly of late balances, and not overdue installments consist mainly of current receivables and future bill installments ("parcelado").

b) Credit loss allowance - by stages

As of September 30, 2023, the credit card ECL allowance totaled US$1,851,062 (US$1,050,668 as of December 31, 2022). The provision is estimated using modeling techniques, consistently applied, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored in order to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

All receivables are classified through stages, where: (i) stage 1 include all receivables not classified in stages 2 and 3; (ii) stage 2 is primarily related to all receivables more than 30 (thirty), but less than 90 (ninety), days in arrears, or with an increase in client's behavior risk score compared to the time of the origination; and (iii) stage 3 when receivables are more than 90 (ninety) days in arrears, or there are indications that the financial asset will not be fully paid without a collateral or financial guarantee.

The majority of the Group's credit card portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of September 30, 2023 and December 31, 2022. The proportion of stage 3 exposures increased to 8.1% on September 30, 2023 from 6.5% on December 31, 2022. The stage 3 movement is primarily due to credit expansions done in the past which are maturing in the portfolio, as well as increases in early delinquency observed in the previous quarters.

	09/30/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	10,073,332	81.8%	573,922	31.0%	5.7%

Stage 2	1,245,821	10.1%	400,741	21.6%	32.2%
Absolute Trigger (Days Late)	311,648	25.0%	217,048	54.2%	69.6%
Relative Trigger (PD deterioration)	934,173	75.0%	183,693	45.8%	19.7%

Stage 3	997,002	8.1%	876,399	47.4%	87.9%
Total	12,316,155	100.0%	1,851,062	100.0%	15.0%

	12/31/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	7,750,270	83.6%	322,970	30.7%	4.2%

Stage 2	917,178	9.9%	254,181	24.2%	27.7%
Absolute Trigger (Days Late)	215,209	23.5%	140,167	55.1%	65.1%
Relative Trigger (PD deterioration)	701,969	76.5%	114,014	44.9%	16.2%

Stage 3	598,777	6.5%	473,517	45.1%	79.1%
Total	9,266,225	100.0%	1,050,668	100.0%	11.3%

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

c) Credit loss allowance - by credit quality vs. stages

	09/30/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	7,647,892	62.1%	196,178	10.6%	2.6%
Stage 1	7,629,206	99.8%	195,793	99.8%	2.6%
Stage 2	18,686	0.2%	385	0.2%	2.1%

Satisfactory (5% <= PD <= 20%)	2,089,676	17.0%	207,701	11.1%	9.9%
Stage 1	1,761,841	84.3%	175,750	84.6%	10.0%
Stage 2	327,835	15.7%	31,951	15.4%	9.7%

Higher Risk (PD > 20%)	2,578,587	20.9%	1,447,183	78.3%	56.1%
Stage 1	682,285	26.5%	202,379	14.0%	29.7%
Stage 2	899,300	34.8%	368,405	25.4%	41.0%
Stage 3	997,002	38.7%	876,399	60.6%	87.9%
Total	12,316,155	100.0%	1,851,062	100.0%	15.0%

	12/31/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	6,097,909	65.8%	113,780	10.8%	1.9%
Stage 1	6,081,551	99.7%	113,525	99.8%	1.9%
Stage 2	16,358	0.3%	255	0.2%	1.6%

Satisfactory (5% <= PD <= 20%)	1,477,414	15.9%	118,825	11.2%	8.0%
Stage 1	1,227,610	83.1%	100,190	84.3%	8.2%
Stage 2	249,804	16.9%	18,635	15.7%	7.5%

Higher Risk (PD > 20%)	1,690,902	18.3%	818,063	78.0%	48.4%
Stage 1	441,109	26.1%	109,255	13.4%	24.8%
Stage 2	651,016	38.5%	235,291	28.8%	36.1%
Stage 3	598,777	35.4%	473,517	57.9%	79.1%
Total	9,266,225	100.0%	1,050,668	100.0%	11.3%

When compared to December 31, 2022, a change in the credit quality distribution is observed, with relative exposure moving to higher PD stages. This movement is explained below in item d) Credit loss allowance - changes. There is still a significant concentration of receivables at stage 1 based on credit quality. Receivables with satisfactory risk are distributed between stages 1 and 2, but primarily stage 1.

Defaulted assets at stage 3 are classified as higher risk. There is also a large proportion of stage 2 exposures classified as higher risk. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

d) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	09/30/2023
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	322,970	254,181	473,517	1,050,668
Transfers from Stage 1 to Stage 2	(36,469)	36,469	-	-
Transfers from Stage 2 to Stage 1	53,624	(53,624)	-	-
Transfers to Stage 3	(50,877)	(163,773)	214,650	-
Transfers from Stage 3	14,850	6,010	(20,860)	-
Write-offs	-	-	(627,447)	(627,447)
Net increase of loss allowance (note 7)	246,044	306,218	810,734	1,362,996
New originations (a)	100,139	8,995	4,240	113,374
Changes in exposure of preexisting accounts (b)	192,558	6,617	695	199,870
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(146,050)	246,003	799,417	899,370
Changes to models used in calculation (c)	99,397	44,603	6,382	150,382
Effect of changes in exchange rates (OCI)	23,780	15,260	25,805	64,845
Credit loss allowance at end of the period	573,922	400,741	876,399	1,851,062
	09/30/2022
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	127,358	126,392	136,929	390,679
Transfers from Stage 1 to Stage 2	(18,165)	18,165	-	-
Transfers from Stage 2 to Stage 1	28,483	(28,483)	-	-
Transfers to Stage 3	(17,443)	(74,765)	92,208	-
Transfers from Stage 3	1,360	566	(1,926)	-
Write-offs	-	-	(182,333)	(182,333)
Net increase of loss allowance (note 7)	98,137	226,271	299,965	624,373
New originations (a)	111,934	11,323	6,768	130,025
Changes in exposure of preexisting accounts (b)	122,426	4,521	900	127,847
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(136,223)	210,427	292,297	366,501
Effect of changes in exchange rates (OCI)	78	(2,717)	(5,755)	(8,394)
Credit loss allowance at end of the period	219,808	265,429	339,088	824,325

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure of accounts that already existed in the beginning of the period, as increase in credit limits. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

(c) Changes to models that occurred during the period include calibration of ECL parameters reflecting changes in the Company’s underwriting policies and collections strategies, and inclusion of more recent risk and recoveries data.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	09/30/2023
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	7,750,270	917,178	598,777	9,266,225
Transfers from Stage 1 to Stage 2	(566,242)	566,242	-	-
Transfers from Stage 2 to Stage 1	284,942	(284,942)	-	-
Transfers to Stage 3	(400,320)	(353,643)	753,963	-
Transfers from Stage 3	19,445	7,932	(27,377)	-
Write-offs	-	-	(627,447)	(627,447)
Net change of gross carrying amount	2,547,000	343,206	264,095	3,154,301
Effect of changes in exchange rates (OCI)	438,237	49,848	34,991	523,076
Gross carrying amount at end of the period	10,073,332	1,245,821	997,002	12,316,155
	09/30/2022
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	4,525,689	440,105	196,359	5,162,153
Transfers from Stage 1 to Stage 2	(353,487)	353,487	-	-
Transfers from Stage 2 to Stage 1	141,447	(141,447)	-	-
Transfers to Stage 3	(150,417)	(179,620)	330,037	-
Transfers from Stage 3	1,752	748	(2,500)	-
Write-offs	-	-	(182,333)	(182,333)
Net change of gross carrying amount	2,311,428	364,081	118,065	2,793,574
Effect of changes in exchange rates (OCI)	39,175	(6,134)	(6,835)	26,206
Gross carrying amount at end of the period	6,515,587	831,220	452,793	7,799,600

14. LOANS TO CUSTOMERS

	09/30/2023	12/31/2022
Lending to individuals	3,090,736	1,976,499
Loan ECL allowance	(401,328)	(300,223)
Total receivables	2,689,408	1,676,276
Fair value adjustment - portfolio hedge (note 19)	570	(2,836)
Total	2,689,978	1,673,440

a) Breakdown by maturity

The following table shows loans to customers by maturity on September 30, 2023, and December 31 2022, considering each installment individually.

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

	09/30/2023		12/31/2022
	Amount	%	Amount	%
Installments not overdue due in:
<= 30 days	498,553	16.1%	273,837	13.9%
30 < 60 days	429,806	13.9%	271,682	13.7%
60 < 90 days	2,043,534	66.1%	1,350,302	68.3%
Total not overdue installments	2,971,893	96.1%	1,895,821	95.9%

Installments overdue by:
<= 30 days	47,916	1.6%	30,509	1.5%
30 < 60 days	23,117	0.8%	18,191	1.0%
60 < 90 days	16,046	0.5%	13,315	0.7%
> 90 days	31,764	1.0%	18,663	0.9%
Total overdue installments	118,843	3.9%	80,678	4.1%
Total	3,090,736	100.0%	1,976,499	100.0%

b) Credit loss allowance - by stages

As of September 30, 2023, the loans to customers ECL allowance totaled US$401,328 (US$300,223 as of December 31, 2022). The provision is estimated using modeling techniques, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored in order to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator and it is monitored across multiple committees, supporting the decision-making process and is discussed in the credit forums.

All receivables are classified through stages. The explanation of each stage is set out in the Company’s accounting policies, as disclosed in the annual consolidated financial statements as of December 31, 2022.

The majority of the Group's loans to customers’ portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of September 30, 2023 and December 31, 2022. The proportion of stage 1 exposures increased to 79.5% on September 30, 2023 compared to 77.0% on December 31, 2022. The stage 1 coverage ratio movement is primarily due to the growth of the portfolio due to origination into lower risk segments.

	09/30/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	2,458,674	79.5%	128,538	32.0%	5.2%

Stage 2	474,877	15.4%	163,534	40.7%	34.4%
Absolute Trigger (Days Late)	98,167	20.7%	80,630	49.3%	82.1%
Relative Trigger (PD deterioration)	376,710	79.3%	82,904	50.7%	22.0%

Stage 3	157,185	5.1%	109,256	27.3%	69.5%
Total	3,090,736	100.0%	401,328	100.0%	13.0%

32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

	12/31/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	1,521,040	77.0%	76,454	25.5%	5.0%

Stage 2	351,166	17.8%	148,233	49.3%	42.2%
Absolute Trigger (Days Late)	87,841	25.0%	75,612	51.0%	86.1%
Relative Trigger (PD deterioration)	263,325	75.0%	72,621	49.0%	27.6%

Stage 3	104,293	5.2%	75,536	25.2%	72.4%
Total	1,976,499	100.0%	300,223	100.0%	15.2%

c) Credit loss allowance - by credit quality vs stages

	09/30/2023
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	1,322,909	42.8%	13,315	3.3%	1.0%
Stage 1	1,293,644	97.8%	12,822	96.3%	1.0%
Stage 2	29,265	2.2%	493	3.7%	1.7%

Satisfactory (5% <= PD <= 20%)	1,033,040	33.4%	59,841	14.9%	5.8%
Stage 1	915,271	88.6%	51,692	86.4%	5.6%
Stage 2	117,769	11.4%	8,149	13.6%	6.9%

Higher Risk (PD > 20%)	734,787	23.8%	328,172	81.8%	44.7%
Stage 1	249,759	34.0%	64,024	19.5%	25.6%
Stage 2	327,843	44.6%	154,892	47.2%	47.2%
Stage 3	157,185	21.4%	109,256	33.3%	69.5%
Total	3,090,736	100.0%	401,328	100.0%	13.0%

	12/31/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	832,448	42.1%	9,344	3.1%	1.1%
Stage 1	819,605	98.5%	9,093	97.3%	1.1%
Stage 2	12,843	1.5%	251	2.7%	2.0%

Satisfactory (5% <= PD <= 20%)	642,099	32.5%	40,852	13.6%	6.4%
Stage 1	583,925	90.9%	36,228	88.7%	6.2%
Stage 2	58,174	9.1%	4,624	11.3%	7.9%

Higher Risk (PD > 20%)	501,952	25.4%	250,027	83.3%	49.8%
Stage 1	117,510	23.4%	31,133	10.4%	26.5%
Stage 2	280,149	55.8%	143,358	47.8%	51.2%
Stage 3	104,293	20.8%	75,536	25.2%	72.4%
Total	1,976,499	100.0%	300,223	100.0%	15.2%

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

Most of the credit quality of this portfolio is classified as strong, followed by satisfactory and higher risk loans. Receivables with satisfactory and strong risk have a high distribution of stage 1. As of September 30, 2023, the total gross carrying amount of the portfolio increased by 56.4%, or US$1,114,237, in comparison to December 31, 2022.

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the provision for credit losses by the stages of the financial instruments. The explanation of each stage and the basis for determining transfers due to changes in credit risk is set out in the Company’s accounting policies, as disclosed in the annual consolidated financial statements as of December 31, 2022.

	09/30/2023
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	76,454	148,233	75,536	300,223
Transfers from Stage 1 to Stage 2	(11,951)	11,951	-	-
Transfers from Stage 2 to Stage 1	16,676	(16,676)	-	-
Transfers to Stage 3	(17,635)	(110,823)	128,458	-
Transfers from Stage 3	4,040	5,546	(9,586)	-
Write-offs	-	-	(330,144)	(330,144)
Net increase of loss allowance (note 7)	57,980	118,741	241,890	418,611
New originations (a)	326,565	51,422	8,183	386,170
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(266,324)	71,704	235,880	41,260
Changes to models used in calculation (b)	(2,261)	(4,385)	(2,173)	(8,819)
Effect of changes in exchange rates (OCI)	2,974	6,562	3,102	12,638
Credit loss allowance at end of the period	128,538	163,534	109,256	401,328

	09/30/2022
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	68,926	72,935	55,675	197,536
Transfers from Stage 1 to Stage 2	(12,784)	12,784	-	-
Transfers from Stage 2 to Stage 1	5,455	(5,455)	-	-
Transfers to Stage 3	(14,933)	(58,384)	73,317	-
Transfers from Stage 3	178	985	(1,163)	-
Write-offs	-	-	(282,374)	(282,374)
Net increase of loss allowance (note 7)	19,974	145,379	220,101	385,454
New originations (a)	184,951	41,862	6,539	233,352
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(169,104)	100,272	211,674	142,842
Changes to models used in calculation (b)	4,127	3,245	1,888	9,260
Effect of changes in exchange rates (OCI)	2,268	(2,502)	1,248	1,014
Credit loss allowance at end of the period	69,084	165,742	66,804	301,630

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

(b) Changes to models occurred during the interim include calibration of ECL parameters reflecting changes in the Company’s underwriting and collections strategies and inclusion of more recent risk and recoveries data.

The following tables present changes in the gross carrying amount of the lending portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	09/30/2023
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	1,521,040	351,166	104,293	1,976,499
Transfers from Stage 1 to Stage 2	(130,580)	130,580	-	-
Transfers from Stage 2 to Stage 1	77,387	(77,387)	-	-
Transfers to Stage 3	(120,530)	(179,171)	299,701	-
Transfers from Stage 3	4,377	6,131	(10,508)	-
Write-offs	-	-	(330,144)	(330,144)
Net increase of gross carrying amount	1,037,204	226,949	88,989	1,353,142
Effect of changes in exchange rates (OCI)	69,776	16,609	4,854	91,239
Gross carrying amount at end of the period	2,458,674	474,877	157,185	3,090,736

	09/30/2022
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	1,129,522	200,040	62,788	1,392,350
Transfers from Stage 1 to Stage 2	(136,588)	136,588	-	-
Transfers from Stage 2 to Stage 1	33,098	(33,098)	-	-
Transfers to Stage 3	(118,714)	(105,838)	224,552	-
Transfers from Stage 3	203	1,119	(1,322)	-
Write-offs	-	-	(282,374)	(282,374)
Net increase of gross carrying amount	487,694	205,520	88,925	782,139
Effect of changes in exchange rates (OCI)	19,656	(4,681)	315	15,290
Gross carrying amount at end of the period	1,414,871	399,650	92,884	1,907,405

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	09/30/2023	12/31/2022

Compulsory deposits (i)	2,778,024	2,026,516
Reserve at central bank - Instant payments (ii)	1,762,557	751,503
Reserve at central bank - Electronic money (iii)	1,308,873	-
Total	5,849,454	2,778,019

(i) Compulsory deposits are required by BACEN based on the amount of RDB held by Nu Financeira.

(ii) Reserve at central bank - Instant payments relates to cash maintained in the Instant Payments Account, which is required by BACEN to support instant payment operations (PIX), and it is based on the average of PIX transactions per day based on the last month along with including additional funds as a safety margin.

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

(iii) Reserve at central bank - Electronic money refers to funds kept in a BACEN reserve, which serves as a safeguard to protect customer deposits invested in Nubank. These resources are remunerated at 100% of the Brazilian Interbank Deposit (CDI) rate.

16. OTHER RECEIVABLES

	09/30/2023	12/31/2022

Other receivables	1,603,234	522,734
Other receivables - ECL Allowance	(2,499)	(1,064)
Total	1,600,735	521,670

Other receivables are related to the acquisition of credit card receivables from acquirers at fair value. The ECL expenses for the nine-month period ended September 30, 2023 was US$1,367, as shown in note 7. As of September 30, 2023 and December, 2022, the total amount of the Group's exposure was classified as Stage 1 Strong (PD<5%) and there was no transfer between stages for the nine-month period ended on September 30, 2023 and 2022.

All receivables are classified through stages. The explanation of each stage is set out in the Company’s accounting policies, as disclosed in the annual consolidated financial statements as of December 31, 2022.

17. OTHER ASSETS

	09/30/2023	12/31/2022

Deferred expenses (i)	206,908	157,439
Taxes recoverable	352,216	245,967
Advances to suppliers and employees (ii)	136,980	22,662
Prepaid expenses	84,326	61,744
Judicial deposits (note 24)	3,195	18,864
Other assets	23,997	35,227
Total	807,622	541,903

(i) Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s useful life, adjusted for any cancellations.

(ii) As of September 30, 2023, it includes cash deposited with new partners that operate automated teller machines (ATMs). There were no transactions with these partners during 2022.

18. INTANGIBLES ASSETS AND GOODWILL

a)	Composition of intangible assets and goodwill

(i) Intangible assets

	09/30/2023			12/31/2022
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value
Intangibles related to acquisitions	107,181	(41,042)	66,139	107,179	(24,802)	82,377
Other Intangibles	244,847	(33,067)	211,780	118,952	(19,165)	99,787
Total	352,028	(74,109)	277,919	226,131	(43,967)	182,164

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

(ii) Goodwill

	09/30/2023	12/31/2022
	Goodwill

Easynvest's acquisition	381,233	381,125
Cognitect's acquisition	831	831
Spin Pay's acquisition	5,060	5,060
Olivia's acquisition	10,381	10,381
Total	397,505	397,397

b)	Changes on intangible assets and goodwill

	09/30/2023
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Other Intangibles	Total Intangibles
Balance at beginning of the period	397,397	78,047	104,117	182,164
Additions	-	-	126,468	126,468
Disposals	-	-	(11,049)	(11,049)
Amortization	-	(10,810)	(14,792)	(25,602)
Effect of changes in exchange rates (OCI)	108	(1,098)	7,036	5,938
Balance at end of the period	397,505	66,139	211,780	277,919

	09/30/2023
	Goodwill	Intangible assets
		Intangibles related to acquisitions	Other Intangibles	Total Intangibles
Balance at beginning of the period	401,872	53,406	18,931	72,337
Additions	7,654	40,937	86,426	127,363
Disposals	-	-	(4,693)	(4,693)
Amortization	-	(20,281)	(3,149)	(23,430)
Others	(11,637)	-	-	-
Effect of changes in exchange rates (OCI)	(555)	2,846	(6,434)	(3,588)
Balance at end of the period	397,334	76,908	91,081	167,989

19. Derivative financial instruments

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income (loss). The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023 hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure, intercompany transactions and certain software licenses used by Nu (hedge of foreign currency risk), to hedge interest of the fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to hedge the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting or SOP exercise, as shown below.

	09/30/2023
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts – Futures	1,152,422	105	11
Foreign currency exchange rate contracts – Futures	411,895	111	1,663
Interest rate contracts – Swaps	213,182	101	3,978
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	220,100	3,696	46,084
Warrants	100,000	6,188	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	221,836	12	894
Equity - Total Return Swap (TRS)	96,838	5,328	-

Designated as portfolio hedge
DI - Future - notes 13 and 14	405,844	-	145
Total	2,822,117	15,541	52,775
	12/31/2022
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts – Futures	792,559	27	105
Foreign currency exchange rate contracts – Futures	111,634	917	51
Interest rate contracts – Swaps	10,056	50	-
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	113,682	11,228	24
Warrants	100,000	27,908	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures	129,459	1,209	182
Equity - Total Return Swap (TRS)	89,726	145	9,017

Designated as portfolio hedge
DI - Future - notes 13 and 14	1,551,521	1	46
Total	2,898,637	41,485	9,425

Futures contracts are traded on the B3, having B3 as the counterparty. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.

Swaps of interest risk contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

Nu Holdings entered into non-deliverable forward contracts to hedge loans and intercompany loans with Nu Colombia in U.S. dollars with settlements in December 2023 and July 2024.

Swap TRS contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	09/30/2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts – Futures	685,537	388,149	78,736	1,152,422
Foreign currency exchange rate contracts – Futures	633,731	-	-	633,731
Interest rate contracts – Swaps	-	-	10,582	10,582
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	190,100	20,000	-	210,100
Warrants	-	100,000	-	100,000
Total assets	1,509,368	508,149	89,318	2,106,835

Liabilities
Interest rate contracts – Swaps	-	202,600	-	202,600
Equity - Total Return Swap (TRS)	8,645	88,193	-	96,838
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	10,000	-	-	10,000
DI - Future - notes 13 and 14	189,935	200,041	15,868	405,844
Total liabilities	208,580	490,834	15,868	715,282
Total	1,717,948	998,983	105,186	2,822,117
	12/31/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts – Futures	332,497	73,286	348	406,131
Foreign currency exchange rate contracts – Futures	241,093	-	-	241,093
Interest rate contracts – Swaps	-	-	10,056	10,056
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	113,682	-	-	113,682
Warrants	-	100,000	-	100,000
Total assets	687,272	173,286	10,404	870,962

Liabilities
Equity - Total Return Swap (TRS)	-	89,726	-	89,726
Interest rate contracts – Futures	27,776	256,240	102,412	386,428
DI - Future - notes 13 and 14	590,015	858,278	103,228	1,551,521
Total liabilities	617,791	1,204,244	205,640	2,027,675
Total	1,305,063	1,377,530	216,044	2,898,637

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

The table below shows the breakdown by maturity of the fair value amounts:

	09/30/2023
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	5,328	-	5,328
Interest rate contracts – Swaps	101	-	101
Interest rate contracts – Futures	105	-	105
Foreign currency exchange rate contracts – Futures	123	-	123
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	3,696	-	3,696
Warrants	6,188	-	6,188
Total assets	15,541	-	15,541

Liabilities
Interest rate contracts – Futures	11	-	11
Interest rate contracts – Swaps	3,978	-	3,978
Foreign currency exchange rate contracts – Futures	2,557	-	2,557
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	46,084	-	46,084
DI - Future - notes 13 and 14	145	-	145
Total liabilities	52,775	-	52,775
	12/31/2022
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	145	-	145
Interest rate contracts – Swaps	-	50	50
Interest rate contracts – Futures	27	-	27
Foreign currency exchange rate contracts – Futures	2,126	-	2,126
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	11,228	-	11,228
Warrants	-	27,908	27,908
Interest rate contracts – Future - portfolio hedge	1	-	1
Total assets	13,527	27,958	41,485

Liabilities
Equity - Total Return Swap (TRS)	9,017	-	9,017
Interest rate contracts – Futures	17	88	105
Foreign currency exchange rate contracts – Futures	233	-	233
Foreign currency exchange rate contracts - Non-deliverable forwards (NDF)	24	-	24
DI - Future - notes 13 and 14	46	-	46
Total liabilities	9,337	88	9,425

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses and intercompany expenses. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign exchange contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions, and are exchange-traded and fair value movements are settled on a daily basis.

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedging instrument. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

	Nine-month period ended
	09/30/2023	09/30/2022

Balance at beginning of the period	(2,610)	1,487
Fair value change recognized in OCI during the period	(18,714)	(16,827)

Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period	15,593	8,201
to "Customer support and operation"	11,087	4,338
to "General and administrative expenses"	4,802	4,155
Effect of changes in exchange rates (OCI)	(296)	(292)

Deferred income taxes	1,160	3,501

Balance at end of the period	(4,571)	(3,638)

The expected future transactions that are the object of the hedge are:

	09/30/2023			12/31/2022
	Up to 3 months	3 to 12 months	Total	Total
Expected foreign currency transactions	68,518	134,838	203,356	129,459
Total	68,518	134,838	203,356	129,459

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

b) Hedge of portfolio's interest rate risk

The Group holds portfolios of customer loan and refinancing of credit cards receivables at fixed interest rates, in its banking book which are exposed to interest rate risk. To hedge this risk, the Group entered into DI futures contracts, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items.

The Group’s overall hedging strategy is to reduce fair value changes of the part of the fixed rate portfolio as if they were floating rate instruments linked to the attributable benchmark rates. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the DI future contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new DI future contracts will be assessed, to counterbalance the hedged item’s fair value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined on hedge documentation.

The effectiveness test for the hedge is done on a prospective and retrospective basis. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged object and on the hedge instrument fair value. For the retrospective test, the fair value change since the inception of the hedged object is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%. As of September 30, 2023 the effectiveness ratio for the hedges of the credit card and loan portfolios were 100% and 99%, respectively.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of profit or loss in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

Changes in fair value

	09/30/2023
	Hedge object	Fair value adjustment to the hedge object		Derivative hedge instrument
		Asset	Liability	Fair value variation
Interest rate risk
Interest rate contracts - Future - portfolio hedge - credit card	8,424	23	-	(16)
Interest rate contracts - Future - portfolio hedge - loan	277,519	570	-	(601)
Total	285,943	593	-	(617)

42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

c) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting and SOP exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate and social security taxes. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

	Nine-month period ended
	09/30/2023	09/30/2022
Balance at beginning of the period	(4,876)	-
Fair value change recognized in OCI during the period	46,128	(1,329)
Total amount reclassified from cash flow hedge reserve to the statement of profit or loss during the period (note 10)	(24,205)	1,203
to "Customer support and operation"	(858)	-
to "General and administrative expenses"	(22,736)	1,203
to "Marketing expenses"	(611)	-
Balance at end of the period	17,047	(126)

Expected cash disbursement

	09/30/2023				12/31/2022
	Up to 1 year	1 to 3 years	Above 3 years	Total	Total
Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	40,903	52,698	12,091	105,692	59,058
Total	40,903	52,698	12,091	105,692	59,058

43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

20. Instruments eligible as capital

	09/30/2023	12/31/2022
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	3,716	11,507
Total	3,716	11,507

There were no defaults or breaches of instruments eligible as capital or on any financial liability during the nine-month period ended September 30, 2023 and year ended December 31, 2022.

In June 2019, Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824 at the issuance date, which was approved as Tier 2 capital by the Central Bank of Brazil in September 2019, for the purposes of calculation of regulatory capital. The note bears a fixed interest rate of 12.8%, matures in 2029, and is callable in 2024.

The Group designated the instruments eligible as capital at fair value through profit (loss) at its initial recognition. The losses of fair value changes arising from its own credit risk in the amount of US$49 were recorded in other comprehensive income (gains of US$3,169 in the nine-month period ended September 30, 2022). All other fair value changes and interests in the amount of US$2,990 (US$10,355 in the nine-month period ended September 30, 2022) were recognized as profit (loss).

	09/30/2023	09/30/2022
Balance at beginning of the period	11,507	12,056
Interest accrued, net of gain from repurchase	(2,921)	1,876
Fair value changes	(69)	8,479
Own credit transferred to OCI	49	(3,169)
Repurchase	(6,111)	-
Effect of changes in exchange rates (OCI)	1,261	(143)
Balance at end of the period	3,716	19,099

21. Financial liabilities at amortized cost – deposits

	09/30/2023	12/31/2022
Bank receipt of deposits (RDB)	17,602,515	14,273,959
Deposits in electronic money	1,350,035	1,534,582
Bank certificate of deposit (CDB)	164,666	-
Total	19,117,216	15,808,541

Currently, deposits in electronic money in Brazil include "Conta do Nubank" and also "Conta NuInvest" balances, the latter corresponding to on-demand deposits of the Groups’ investment brokerage clients. In Mexico, it includes "CuentaNu", as it is locally denominated.

"Conta do Nubank" is a prepaid account in which the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements. "Conta NuInvest" balances also have to be allocated to government securities or maintained in free reserves at the Central Bank of Brazil. Therefore, these types of deposits cannot be used for any other type of investment or as a financing source for credit operations. Conversely, "CuentaNu" balances are not required to be invested in specific assets. Therefore, they can be used as a financing source for the credit card operations in Mexico.

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

The RDBs are an investment option inside "Conta do Nubank". Deposits in RDB have guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits in electronic money, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15), however it is not required to invest the remaining resources in government securities or in specific account maintained at the Central Bank of Brazil - these amounts can be used as a financing source for lending and credit card operations.

There are also RDBs with a defined future maturity date, which had a maturity of up to 27 months and a weighted average interest rate of 106.5% as of September 30, 2023 (104% on December 31, 2022) of the Brazilian CDI rate.

The return from both "Conta do Nubank" and RDB deposits is 100% of the Brazilian CDI rate as of the initial date, if the balances are kept for more than 30 days. Nu also offers "Caixinhas" which correspond to money boxes in which RDBs generate daily yield as of the deposit date. As for "CuentaNu", the return is the Interbank Equilibrium Interest Rate "TIIE" - 2.25%, as of September 30, 2023. All of those deposits have daily liquidity.

Breakdown by maturity

	09/30/2023
	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	17,462,605	139,910	17,602,515
Deposits in electronic money	1,350,035	-	1,350,035
Bank certificate of deposit (CDB)	139,201	25,465	164,666
Total	18,951,841	165,375	19,117,216

	12/31/2022
	Up to 12 months	Over 12 months	Total
Bank receipt of deposits (RDB)	14,160,805	113,154	14,273,959
Deposits in electronic money	1,534,582	-	1,534,582
Total	15,695,387	113,154	15,808,541

22. FINANCIAL LIABILITIES AT AMORTIZED COST – PAYABLES TO NETWORK

	09/30/2023	12/31/2022

Payables to credit card network (i)	7,733,983	7,054,783
Payables to clearing houses	100,871	-
Total	7,834,854	7,054,783

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

(i) Corresponds to the amount payable to the acquirers related to credit and debit card transactions. Credit card payables are settled according to the transaction installments, substantially in up to 27 days for Brazilian transactions with no installments and 1 business day for international transactions. Sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian operations, the amounts are settled in 1 business day. The segregation of the settlement is shown in the table below:

Payables to credit card network	09/30/2023	12/31/2022

Up to 30 days	4,206,163	3,829,398
30 to 90 days	1,884,627	1,741,186
More than 90 days	1,643,193	1,484,199
Total	7,733,983	7,054,783

Collateral for credit card operations

As of September 30, 2023, the Group had US$316 (US$305 on December 31, 2022) of security deposits granted in favor of Mastercard. These security deposits are measured at fair value through profit (loss) and are held as collateral for the amounts payable to the network and can be replaced by other security deposits with similar characteristics. The average remuneration rate of those security deposits was 0.40% per month in the nine-month period ended September 30, 2023 (0.31% per month in the year ended December 31, 2022).

23. FINANCIAL LIABILITIES AT AMORTIZED COST – BORROWINGS AND FINANCING

	09/30/2023	12/31/2022
Borrowings and financing	1,085,870	585,568
Total	1,085,870	585,568

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	09/30/2023
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	-	82,272	11,745	94,017
Syndicated loan (ii)	3,767	-	793,398	797,165
Financial letter (iii)	-	-	194,688	194,688
Total borrowings and financings	3,767	82,272	999,831	1,085,870

	12/31/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (i)	3,100	32,632	82,462	118,194
Syndicated loan (ii)	103	2,494	464,777	467,374
Total borrowings and financings	3,203	35,126	547,239	585,568

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

(i) Corresponds to two term loan credit facilities obtained by Nu Servicios, a Mexican subsidiary and reassigned to Nu Financiera, in Mexican pesos.

(ii) Corresponds to two syndicated credit facilities. The first, in which Nu’s subsidiaries in Mexico and Colombia are the borrowers and the Company is acting as guarantor, the total amount of the credit facility is US$650,000, of which US$625,000 is allocated to Nu Mexico and US$25,000 to Nu Colombia. Out of this facility, Nu Mexico has withdrawn a partial amount of US$435,000 and Nu Colombia, the entire US$25,000.The second, in which Nu Colombia SA has been granted a 3-year facility, the total amount corresponds to US$265,100 from IFC (International Finance Corporation), also guaranteed by the Company, and fully withdrawn.

(iii) Until September 2023, the Group issued financial letters in Brazilian reais in the amount equivalent to US$189,806 on the issuance dates.

The terms and conditions of the loans outstanding as of September 30, 2023, are as follows:

	09/30/2023
Borrowings and financing	Country	Currency	Interest rate	Maturity	Principal amount in US$

Term loan credit facility	Mexico	MXN	TIIE (2) 182 + 1.0% up to 1.45%	November 2024	80,000
Syndicated loan	Mexico	MXN	TIIE (2) 91 + 1.00%	April 2025	435,000
Syndicated loan	Colombia	COP	IBR (1) + 1.6% up to 1.9%	April 2025	87,500
Syndicated loan	Colombia	USD	SOFR + 4.1%	January 2026	202,600
Financial letter	Brazil	BRL	CDI + 1.45% up to 1.8%	June 2025 up to September 2025	189,806

(1)	IBR: Bank Reference Indicator (Indicador Bancario de Referencia).
(2)	TIIE: Bank Reference Indicator (Tasas de Interés Interbancarias).

Changes to borrowings and financings are as follows:

	09/30/2023
	Term loan credit facility	Syndicated loan	Financial Letter	Total

Balance at beginning of the period	118,194	467,374	-	585,568
New borrowings	-	265,912	193,242	459,154
Payments – principal	(35,578)	(10,761)	-	(46,339)
Payments – interest	(12,556)	(51,738)	-	(64,294)
Interest accrued	10,673	55,124	4,973	70,770
Transaction costs	-	(3,724)	(3)	(3,727)
Effect of changes in exchange rates (OCI)	13,284	74,978	(3,524)	84,738
Balance at end of the period	94,017	797,165	194,688	1,085,870

47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

	09/30/2022
	Bills of exchange	Term loan credit facility	Bank borrowings	Syndicated loan	Total

Balance at beginning of the period	10,400	136,843	-	-	147,243
Addition due to business combination	-	-	4,729	-	4,729
New borrowings	-	-	-	353,093	353,093
Payments – principal	(9,447)	(24,303)	(4,458)	-	(38,208)
Payments – interest	(1,889)	(7,804)	(568)	(9,869)	(20,130)
Interest accrued	42	6,724	158	11,502	18,426
Effect of changes in exchange rates (OCI)	894	2,514	139	(741)	2,806
Balance at end of the period	-	113,974	-	353,985	467,959

Covenants

The credit facilities and syndicated loans above-mentioned have associated restrictive clauses (covenants) which establish the maintenance of minimum financial indicators resulting from capital, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators according to each contract. The non-compliance with financial covenants is considered as an event of default and may lead to debt acceleration. There are also cross-default clauses triggered in the event Nu Holdings and/or some subsidiaries fail to pay any material indebtedness. The covenants are monitored on a regular basis.

Guarantees

The Company is guarantor to the above-mentioned syndicated loans from Colombia and Mexico. Nu Pagamentos is also a guarantor to one term loan credit facility from Mexico.

24. PROVISION FOR LAWSUITS AND ADMINISTRATIVE PROCEEDINGS

	09/30/2023	12/31/2022
Tax risks	-	15,747
Civil risks	5,153	2,096
Labor risks	202	104
Total	5,355	17,947

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving tax, civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflow, if any, for civil and labor risk.

a) Provision

A provision in the amount of US$15,747 on December 31, 2022 referred to a potential legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group had a judicial deposit related to this claim, and in June 2019, Nu withdrew the lawsuit. The release of the judicial deposits in favor of the Brazilian Tax Authorities occurred in May 2023, representing final settlement of the matter with the consequent use of the provisioned amount.

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment and inputs from Nu’s external legal advisors, the Group has provisioned US$5,153 (US$2,096 on December 31, 2022) considered sufficient to cover estimated losses from civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	09/30/2023			09/30/2022
	Tax	Civil	Labor	Tax	Civil	Labor

Balance at beginning of the period	15,747	2,096	104	17,081	980	21
Additions	-	9,209	278	-	1,656	64
Payments/Reversals	(16,606)	(6,239)	(184)	(2,355)	(735)	(12)
Effect of changes in exchange rates (OCI)	859	87	4	628	(19)	(2)
Balance at end of the period	-	5,153	202	15,354	1,882	71

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$12,425 and US$9,422, respectively (US$7,128 and US$1,814 on December 31, 2022). Based on management’s assessment and inputs from the Group’s external legal advisors, no provision was recognized for those lawsuits as of September 30, 2023, and December 31, 2022.

As of September 30, 2023, the total amount of judicial deposits shown as “Other assets” (note 17) is US$3,195 (US$18,864 on December 31, 2022) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Invest, prior to the acquisition, due to a tax proceeding related to withholding taxes inappropriately deducted from amounts paid to employees.

25. DEFERRED INCOME

	09/30/2023	12/31/2022
Deferred revenue from rewards program	57,841	34,546
Deferred annual fee from reward program	2,752	3,283
Other deferred income	639	3,859
Total	61,232	41,688

Deferred revenue from rewards programs is related to the Group's reward program for its credit card customers, called "Rewards". The program consists of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to US$0.20 as of September 30, 2023 US$0.19 as of December 31, 2022) equal to 1 point and cashbacks. The points do not expire, and there is no limit on the number of Rewards an eligible card member can earn. Deferred annual fees from the reward program comprise amounts related to the rewards fees which are paid annually by customers until they are earned.

The redemption of the points occurs when the customers use them in various purchase categories, such as air tickets, hotels, transportation services, and music.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends,

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023 current enrollee redemption behavior, among others. The estimated financial value is recorded in the profit or loss when the performance obligation is satisfied, which is when the reward points are redeemed.

26. OTHER LIABILITIES

	09/30/2023	12/31/2022

Clients transfers - PIX (i)	-	305,508
Sundry creditors	116,216	122,767
Payment transactions - other	156,115	80,798
Credit card ECL allowance (note 13)	30,408	17,566
Intermediation of securities	4,902	28,340
Insurances	6,381	5,182
Other liabilities (ii)	50,780	75,839
Total	364,802	636,000

(i) Clients transfers - PIX corresponds to unsettled PIX transactions on non-business days.

(ii) As of September 30, 2023, it mainly includes commitments related to Nucoin (see note 1b).

27. RELATED PARTIES

In the ordinary course of business, the Group may have issued credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, such as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, "Basis of consolidation", all companies from the Group are consolidated in these unaudited interim condensed consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the unaudited interim condensed consolidated financial statements.

In 2023, the exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as “Interest income and gains (losses) on financial instruments” in the statement of profit (loss).

a) Transactions with other related parties

	09/30/2023	12/31/2022
	Assets (Liabilities)
Others	-	316

	09/30/2023	12/31/2022
	Revenues (expenses)
Others	-	(1,112)

As of September 30, 2023 the Company did not have any transactions with other related parties. On June 30, 2021, the Group entered into a service and naming rights agreement with Rodamoinho Produtora de

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

Eventos Ltda., owned by a former member of the Company’s Board of Directors ("Board"), who has not been a member of the Board since September 2022, when the Company ceased recognizing Rodamoinho as a related party. In addition, the Group did not make payments for Reprograma, a philanthropic project managed by a family member of the Company’s controlling shareholder, in the nine-month period ended September 30, 2023.

28. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of September 30, 2023 and December 31, 2022 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of September 30, 2023, and December 31, 2022. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, other financial assets, deposits in electronic money and RDB, because their carrying amounts are a reasonable approximation of fair value.

	09/30/2023			12/31/2022
	Carrying amount	Fair value - Level 2	Fair value - Level 3	Carrying amount	Fair value - Level 2	Fair value - Level 3
Assets
Securities	49,673	49,661	-	-	-	-
Compulsory and other deposits at central banks	5,849,454			2,778,019
Credit card receivables (i)	10,495,501	-	10,948,908	8,233,123	-	8,204,077
Loans to customers (i)	2,689,408	-	2,685,001	1,676,276	-	1,920,518
Other receivables	1,600,735	-	1,603,153	521,670	-	522,359
Other financial assets	172,026			478,283
Total	20,856,797	49,661	15,237,062	13,687,371	-	10,646,954
Liabilities
Deposits in electronic money	1,350,035			1,534,582
Bank receipt of deposits (RDB)	17,602,515			14,273,959
Bank certificate of deposit (CDB)	164,666	164,666	-	-
Payables to network	7,834,854	7,406,251	-	7,054,783	6,399,704	-
Borrowings and financing	1,085,870	1,086,557	-	585,568
Total	28,037,940	8,657,474	-	23,448,892	6,399,704	-

(i)	It excludes the fair value adjustment from the hedge accounting.

The book value from credit card receivables and loans to customers includes the amounts that are the hedge items of the portfolio hedge, described in note 19. The credit risk components for both receivables are not part of the hedge strategy.

Borrowings and financing includes the fair value calculated by the discounted cash flow method, and also cases in which the fair value is the same amount as the book value (cases with prepayment clauses at the amortized cost). The fair value of floating rate demand deposits are assumed to be equal to carrying amounts.

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and a credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

Other receivables: Fair value is calculated by discounting future cash flows by a risk free interest rate and a credit spread.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of September 30, 2023, and December 31, 2022, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	09/30/2023
	Fair value - Level 1	Fair value - Level 2	Fair value - Level 3	Total
Assets
Government bonds
Brazil	7,026,157	-	-	7,026,157
United States	133,790	-	-	133,790
Mexico	1,356	-	-	1,356

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	1,319	-	1,319
Investment funds	-	72,824	-	72,824
Time deposit	-	302,160	-	302,160
Bill of credit (LC)	-	6	-	6
Real estate and agribusiness certificate of receivables	17	18,946	-	18,963
Real estate and agribusiness letter of credit	-	138	-	138
Corporate bonds and debentures	955,524	174,841	-	1,130,365
Equity instrument	-	-	22,010	22,010
Derivative financial instruments	228	9,125	6,188	15,541
Collateral for credit card operations	-	316	-	316

Liabilities
Derivative financial instruments	2,713	50,062	-	52,775
Instruments eligible as capital	-	3,716	-	3,716
Repurchase agreements	-	158,267	-	158,267

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

	12/31/2022
	Fair value - Level 1	Fair value - Level 2	Fair value - Level 3	Total
Assets
Government bonds
Brazil	8,222,278	-	-	8,222,278
United States	171,184	-	-	171,184
Mexico	1,382	-	-	1,382

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	3,712	-	3,712
Investment funds	-	302,779	-	302,779
Time deposit	-	446,436	-	446,436
Bill of credit (LC)	-	138	-	138
Real estate and agribusiness certificate of receivables (CRIs/CRAs)	2	32,173	-	32,175
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	1,197	-	1,197
Corporate bonds and debentures	676,953	158,675	-	835,628
Equity instrument	-	-	22,082	22,082
Derivative financial instruments	2,154	11,423	27,908	41,485
Collateral for credit card operations	-	305	-	305

Liabilities
Derivative financial instruments	384	9,041	-	9,425
Instruments eligible as capital	-	11,507	-	11,507
Repurchase agreements	-	197,242	-	197,242

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. Therefore, all the government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Brazilian securities values are the published prices by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For US and Mexico bonds, fair values are the published prices by Bloomberg. Other corporate bonds and investment fund shares, the valuation of which is based on observable data, such as interest rates and interest rate curves are classified as level 2.

Derivatives: Derivatives traded on stock exchanges are classified as level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Interest rate OTC Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as level 2. The embedded derivative conversion feature from the senior preferred share was calculated based on methodologies for the share price described in note 10.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as inputs that are not directly observable, and therefore it is classified as level 3.

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit (loss) in the initial recognition (fair value option).

Repurchase agreements: The fair value is the transaction value itself given that repurchase agreement is a collateralized short-term one day agreement.

c) Transfers between levels of the fair value hierarchy

For the nine-month period ended September 30, 2023 and year ended December 31, 2022, there were no transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

29. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in the unaudited interim condensed consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian income tax rate of 40% for the three and nine-month periods ended September 30, 2023 and 41% from August 1, 2022 to December 31, 2022.

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

	Three-month period ended		Nine-month period ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Profit (loss) before income tax	411,545	5,107	979,151	(87,156)
Tax rate (i)	40%	41%	40%	41%
Income tax	(164,618)	(2,094)	(391,660)	35,734

Permanent additions/exclusions
Share-based payments	(4,764)	(4,394)	(4,969)	(5,379)
Operational losses and others	(2,650)	(1,511)	(6,840)	(6,489)
Foreign exchange variation on investments abroad	426	-	509	-
Changes in income tax rate	-	184	-	184
Effect of different tax rates - subsidiaries and parent company	25,033	1,351	47,146	(11,441)
Interest on capital	23,965	-	23,965	-
Other non-deductible expenses (ii)	14,099	9,190	22,351	7,526
Income tax	(108,509)	2,726	(309,498)	20,135

Current tax expense	(307,248)	(106,819)	(776,183)	(302,120)
Deferred tax benefit	198,739	109,545	466,685	322,255
Income tax in the statement of profit or loss	(108,509)	2,726	(309,498)	20,135
Deferred tax recognized in OCI	(6,481)	295	(1,892)	516

(i) The tax rate used was the one applicable to the financial Brazilian subsidiaries, which represent the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.

(ii) Mostly related to the amount of deductions and incentives.

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of September 30, 2023 and 2022, and the changes for the both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

		Reflected in the statement of profit or loss
	12/31/2022	Constitution	Realization	Foreign exchange	Reflected in OCI	09/30/2023
Provisions for credit losses	583,791	776,753	(288,182)	35,451	-	1,107,813
Provision PIS/COFINS - Financial Revenue	6,299	-	(6,642)	343	-	-
Other temporary differences (i)	123,103	78,460	(41,519)	4,440	-	164,484
Total deferred tax assets on temporary differences	713,193	855,213	(336,343)	40,234	-	1,272,297

Tax loss and negative basis of social contribution	97,857	58,856	(79,829)	3,094	-	79,978
Deferred tax assets	811,050	914,069	(416,172)	43,328	-	1,352,275

Futures settlement market	(13,739)	(3,065)	5,281	(284)	-	(11,807)
Fair value changes - financial instruments	(3,291)	(2,773)	(256)	(191)	(3,052)	(9,563)
Others	(24,088)	(57,190)	26,105	1,323	-	(53,850)
Deferred tax liabilities	(41,118)	(63,028)	31,130	848	(3,052)	(75,220)

Fair value changes - cash flow hedge	(1,758)	81,722	(81,036)	(1,847)	1,160	(2,919)
Deferred tax recognized during the period		932,763	(466,078)		(1,892)

(i) Other temporary differences are composed mainly by other provisions and supplier provisions.

			Reflected in the statement of profit (loss)
	12/31/2021	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	09/30/2022
Provisions for credit losses	204,459	-	447,305	(169,777)	(6,697)	-	475,290
Provision PIS/COFINS - Financial Revenue	5,965	-	-	-	177	-	6,142
Other temporary differences	72,343	12,244	55,222	(28,677)	(1,775)	-	109,357
Total deferred tax assets on temporary differences	282,767	12,244	502,527	(198,454)	(8,295)	-	590,789

Tax loss and negative basis of social contribution	77,985	-	33,086	(945)	(209)	-	109,917
Deferred tax assets	360,752	12,244	535,613	(199,399)	(8,504)	-	700,706

Futures settlement market	(18,850)	-	(11,592)	12,634	(457)	-	(18,265)
Fair value changes - financial instruments	(2,144)	-	(2,709)	163	153	(2,985)	(7,522)
Others	(8,340)	-	(8,932)	22	695	-	(16,555)
Deferred tax liabilities	(29,334)	-	(23,233)	12,819	391	(2,985)	(42,342)

Fair value changes - cash flow hedge	1,057	-	-	(3,545)	44	3,501	(2,444)
Deferred tax recognized during the period			512,380	(190,125)		516

(i) Other temporary differences are composed mainly by other provisions and supplier provisions.

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

30. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of September 30, 2023 and December 31, 2022.

Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total
Total as of December 31, 2021		3,459,743,431	1,150,245,114	4,609,988,545
Conversion of shares class B to A		58,312,073	(58,312,073)	-
SOPs exercised and RSUs vested	10	64,418,580	-	64,418,580
Shares withheld for employees' taxes	10	(8,536,770)	-	(8,536,770)
Issuance of class A shares - Cognitect and Juntos acquisitions		1,362,201	-	1,362,201
Issuance of shares due to IPO over-allotment		27,555,298	-	27,555,298
Total as of December 31, 2022		3,602,854,813	1,091,933,041	4,694,787,854
Conversion of class B shares in class A shares		8,620,899	(8,620,899)	-
SOPs exercised and RSUs vested	10	56,303,020	-	56,303,020
Shares withheld for employees' taxes	10	(6,675,149)	-	(6,675,149)
Shares repurchased		(290,676)	-	(290,676)
Share issued to service providers		4,355,374	-	4,355,374
Issuance of class A shares - Olivia acquisition		5,784,343	-	5,784,343
Issuance of class A shares - Cognitect acquisition		644,934	-	644,934
Total as of September 30, 2023		3,671,597,558	1,083,312,142	4,754,909,700

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total
Business combination - contingent share consideration	-	-	4,133,829
Reserved for the share-based payments	-	-	341,206,668
Shares authorized which may be issued class A or class B	-	-	43,503,191,013
Shares authorized and unissued as of September 30, 2023	-	-	43,848,531,510

Shares authorized issued	3,671,597,558	1,083,312,142	4,754,909,700
Total as of September 30, 2023	-	-	48,603,441,210

57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

a) Share events

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

In May 2023, the Company concluded private issuances of a total 4,355,374 Class A shares as consideration paid to acquire services.

As of September 30, 2023, the Company had ordinary shares authorized and unissued relating to commitments from acquisitions of entities, the issuance due to the share-based payment plans (note 10) and authorized for future issuance without determined nature and which could be class A or B ordinary shares.

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on September 30, 2023 and December 31, 2022, and the total amount of share capital was US$84 (US$83 as of December 31, 2022).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

The total of exercised Stock Options (SOP) was US$8,041 for the nine-month period ended on September 30, 2023.

c) Issuance of shares

The following table presents the amount in US$ of shares issued, increase in capital and premium reserve in transactions other than business combinations, the exercise of the SOPs and vesting of RSUs in the nine-month periods ended September 30, 2023 and 2022:

	Capital and share premium reserve
Event	09/30/2023	12/31/2022
Shares issued on IPO over-allotment	-	247,998

In January 2022, Nu Holdings issued 27,555,298 ordinary Class A shares and raised proceeds of US$247,998 as a result of the exercise of the underwriters’ over-allotment option ("Green Shoe"), related to the IPO in December 2021.

d) Accumulated gains (losses)

The accumulated gains (losses) include the accumulated profit (losses) of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	09/30/2023	12/31/2022
Accumulated losses	(31,409)	(701,062)
Share-based payments reserve	919,222	765,639
Total accumulated gains (losses)	887,813	64,577

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

e) Shares repurchased and withheld

Shares may be repurchased from certain former employees when they leave the Group, as a result of contractual terms of deferred payments on business combinations, or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the nine-month period ended September 30, 2023 and year ended December 31, 2022, the following shares were repurchased:

	09/30/2023	12/31/2022
Number of shares repurchased	290,676	-
Total value of shares repurchased	-	-
Number of shares withheld - RSU	6,675,149	8,536,770
Total value of shares withheld - RSU	36,920	51,212

f) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of profit (loss) in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit (loss) in future periods.

The accumulated balances are as follows:

	09/30/2023	12/31/2022
Cash flow hedge effects, net of deferred taxes	12,476	(7,486)
Currency translation on foreign entities	30,536	(108,356)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	(13,943)	(22,298)
Own credit adjustment effects	538	489
Total	29,607	(137,651)

31. MANAGEMENT OF FINANCIAL RISKS, FINANCIAL INSTRUMENTS, AND OTHER RISKS

a) Overview

The Group monitors the risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key to pursue potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of having impacts on financial results, capital, liquidity, customer relationship and reputation.

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

Risks that are actively monitored include Credit, Liquidity, Market, Operational, IT, Cyber, Regulatory, Compliance, AML (Anti-money laundering), Reputational Risk, Interest Rate Risk in the Banking Book (IRBB), Model Risk, and also the risk from Cryptocurrency business.

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Company, with the objective of ensuring that risks are properly identified, measured, mitigated, monitored and reported, in order to support the development of its activities. Risk Management is related to the principles, culture, structures and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and supporting the Company's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

There were no significant changes to the risk management structure that was reported in the most recent annual financial statements as of December 31, 2022.

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

●	Credit risk

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	09/30/2023	12/31/2022

Financial assets
Cash and cash equivalents	3,213,627	4,172,316

Securities	103,319	91,853
Derivative financial instruments	15,541	41,485
Collateral for credit card operations	316	305
Financial assets at fair value through profit or loss	119,176	133,643

Securities	8,605,769	9,947,138
Financial assets at fair value through other comprehensive income	8,605,769	9,947,138

Securities	49,673	-
Credit card receivables	10,495,524	8,233,072
Loans to customers	2,689,978	1,673,440
Compulsory and other deposits at central banks	5,849,454	2,778,019
Other receivables	1,600,735	521,670
Other financial assets	172,026	478,283
Financial assets at amortized cost	20,857,390	13,684,484

Other exposures
Unused limits (i)	15,301,806	12,971,982
Credit Commitments	15,301,806	12,971,982

(i) Unused limits are not recorded in the statement of financial position but are considered in the measurement of the ECL because it represents credit risk exposure.

●	Liquidity risk

Primary sources of funding - by maturity

	09/30/2023				12/31/2022
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB)	17,462,605	139,910	17,602,515	93%	14,160,805	113,154	14,273,959	96%
Borrowings and financing	86,039	999,831	1,085,870	6%	38,329	547,239	585,568	4%
Bank certificate of deposit (CDB)	139,201	25,465	164,666	1%	-	-	-	0%
Instruments eligible as capital	-	3,716	3,716	0%	-	11,507	11,507	0%
Total	17,687,845	1,168,922	18,856,767	100%	14,199,134	671,900	14,871,034	100%

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	09/30/2023
	Carrying amount	Gross nominal outflow (1)	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Financial liabilities
Derivative financial instruments	52,775	52,775	2,713	46,084	3,978	-
Instruments eligible as capital	3,716	4,126	-	-	4,126	-
Repurchase agreements	158,267	158,342	158,342	-	-	-
Deposits in electronic money (*)	1,350,035	1,350,035	1,350,035		-	-
Bank receipt of deposits (RDB) (**)	17,602,515	17,665,289	16,662,652	266,955	576,488	159,195
Bank certificate of deposit (CDB)	164,666	179,292	-	4,776	142,818	31,698
Payables to credit card network	7,733,983	7,739,027	4,211,207	1,884,627	1,641,389	1,804
Borrowings and financing	1,085,870	1,302,462	255	17,160	166,818	1,118,229
Total Financial Liabilities	28,151,827	28,451,347	22,385,204	2,219,603	2,535,616	1,310,925

(*) In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$120,950 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of September 30, 2023 (US$2,252,464 as of December 31, 2022).

(**) Considering the earliest date in which the client can withdraw the deposit.

(1) The gross nominal outflow was projected considering the exchange rate of Brazilian Reais, and Mexican and Colombian Pesos to US$ as of September 30, 2023.

The unused limit of credit cards is the pre-approved limit that has not yet been used by the client and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers begin utilizing their unused limits, the duration of the assets generated will be shorter than the duration of the generated liabilities.

●	Market risk

The table below presents the VaR which uses a confidence level of 99% and a holding period of 10 days, by a historical simulation approach, with a 5-year historical window. For Brazil, it is calculated only for the Trading Book in line with the way portfolios are managed.

VaR	09/30/2023	12/31/2022
Nu Financeira (1) / Nu Pagamentos (Brazil)	1,190	478
Nu Holdings (2)	10,840	10,321

(1) Includes Nu Financeira and its subsidiaries Nu Invest and Nu DTVM.

(2) Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

●	Interest rate risk in the banking book (IRRBB)

The following analysis is the Group's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, Brazilian IPCA coupon curve, US risk-free curve and Mexican risk-free curve, assuming a parallel shift and a constant financial position:

DV01	09/30/2023	12/31/2022
Brazilian risk-free curve (1)	(139)	(41)
Brazilian IPCA coupon	(3)	(5)
US risk-free curve	(141)	(121)
Mexican risk-free curve	6	1
(1)	Includes FIP, Nu Pagamentos, Nu Financeira, Nu Invest and Nu DTVM.

The interest rate risk in Colombia and in Brazilian subsidiaries other than those mentioned above, is not significant as of September 30, 2023 and December 31, 2022. To maintain DV01 sensitivities within defined limits, interest rate futures, traded in B3, and swaps derivatives are used to hedge interest rate risk.

●	Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of September 30, 2023 and December 31, 2022, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

32. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk taken and strategic aim of the organization, and to establish a capital planning process following future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and capital contingent plan for approval by the Executive Directors.

In July 2023, a new regulatory framework from the Central Bank of Brazil was implemented, setting the classification of conglomerates that includes at least one payment servicer institution, and Nu, being led by Nu Pagamentos in Brazil, is now classified as a Type 3 Prudential Conglomerate. This new regulation replaced the previous capital requirements for the financial conglomerate led by Nu Financeira. Therefore, the capital requirements for these two conglomerates are not comparable due to differences in scope. The amounts for September 2023 reflecting the Prudential Conglomerate requirements, are presented below in item (a).

a) Regulatory capital composition

i) Prudential conglomerate in Brazil

The regulatory capital of the Prudential Conglomerate, defined by the Central Bank of Brazil, consists of three key components:

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

●	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.
●	Additional Tier 1 (AT1) Capital: This includes instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
●	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

The phase-in, which covers the minimum capital requirements and prudential adjustments, as per current regulation are illustrated in the following table:

	From July	Full year
Transitional Rule	2023	2024	2025

Prudential adjustments Haircut	30.0%	60.0%	100.0%
CET1 buffer (Conservation)	0.0%	1.25%	2.5%
Minimum CET1 ratio (Including Buffers)	4.5%	5.75%	7.0%
Minimum Tier 1 ratio	5.5%	7.25%	8.5%
Minimum capital adequacy ratio	6.75%	8.75%	10.50%

The following table demonstrates the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (CAR). And also outlines their minimum requirements for the prudential Conglomerate under Brazil's current regulations:

Nu Pagamentos	09/30/2023

Regulatory Capital	2,127,044
Tier I	1,909,752
Common equity capital	1,765,035
Additional	144,717
Tier II	217,292

Risk weighted assets (RWA)	19,294,219
Credit risk (RWA CPAD)	11,846,998
Market risk (RWA MPAD)	122,941
Operational risk (RWA OPAD)	6,141,315
Payment services risk (RWA SP)	1,182,965

Minimum capital required	1,302,360

Excess margin	824,684
CET1 ratio	9.1%
Tier 1 ratio	9.9%
CAR	11.0%

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

ii) Nu Mexico Financiera

Nu Mexico Financiera’s capital management aims to determine the capital necessary to support its growth and to permanently maintain its Regulatory Capital in accordance with the requirements defined by the CNBV (National Banking and Securities Commission).

As of September 30, 2023, its regulatory capital was equivalent to US$ 417,908 (US$470,092 as of December 31, 2022), resulting in a Capital ratio of 37.1% (49% as of December 31, 2022), with 10.5% being the minimum required for Category 4 SOFIPO.

33. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of profit (loss) and comprehensive income (loss).

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of profit (loss) and other comprehensive income (loss), as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services are disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (a)				Non-current assets (b)
	Three-month period ended		Nine-month period ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	12/31/2022

Brazil	1,535,999	818,275	3,932,228	2,192,517	630,512	551,668
Mexico	90,927	57,863	260,663	127,851	47,821	17,610
Colombia	21,638	5,784	51,646	10,857	12,339	5,124
Cayman Islands	-	-	-	-	40,021	43,994
Germany	-	-	-	-	52	88
Argentina	-	-	-	-	-	46
United States	121	509	932	1,304	6,638	7,495
Total	1,648,685	882,431	4,245,469	2,332,529	737,383	626,025

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

(a) Includes interest income (credit card, lending and other receivables), interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.

(b) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the three and nine-month periods ended September 30, 2023 and year ended December 31, 2022.

34. NON-CASH TRANSACTIONS

	09/30/2023	09/30/2022
	US$	US$
Olivia's acquisition - share consideration	-	36,671
Shares issued to service providers (note 30a)	21,533	-

35. OTHER TRANSACTIONS

a) Accounting for crypto-assets - Staff Accounting Bulletin No. 121 ("SAB 121")

In March 2022, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin (SAB) 121, which addresses the rights and obligations of the parties to a crypto asset safeguarding arrangement. SAB 121 explains that an issuer that has obligations to safeguard digital assets held for their platform users should recognize those digital assets as an asset and a liability to return them to the customers, both of which are measured at fair value.

In June 2022, the Group launched a platform, through its subsidiary Nu Crypto Ltda. ("Nu Crypto"), which allows clients to trade crypto assets, in partnership with specialized brokers. The custody activity is performed by the brokers, which holds the cryptographic key information, and the Company's contractual arrangements state that its customers retain legal ownership of the crypto; have the right to sell or transfer the crypto assets; and also benefit from the rewards and bear the risks associated with the ownership, including as a result of any crypto price fluctuations. The Company maintains an internal recordkeeping of the crypto assets held for the customers.

The Group concluded that its activities may create crypto-asset safeguarding obligations (as defined in SAB 121) to its customers as a result of certain technological, legal and regulatory risks and, therefore, it should record a safeguarding liability and a corresponding asset at the fair value of the crypto assets held by customers on the Group’s platform.

The following table summarizes the balances relating to crypto assets held for customers. For the purpose of these unaudited interim condensed consolidated financial statements the asset and liability have not been recognized.

	09/30/2023	12/31/2022
Fair value of the crypto assets held for customers	32,029	18,313
Fair value of Nucoin assets held for customers (note 1b)	49,642	-

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

36. SUBSEQUENT EVENTS

On September 22, 2023 the Company submitted a request to CVM to cancel the registration of the Level III BDRs Program (see note 1a) and, consequently, to cancel Company's registry as a foreign issuer before CVM. On October 31, 2023 the cancellation was approved by CVM.

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2023

68

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  November 14, 2023